

May 21, 2015

Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re:** **Workday, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed March 25, 2015**
> **File No. 001-35680**

Dear Mr. Peek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

1.   Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. Specifically, we note your discussion regarding plans to expand your global presence in your February 25, 2015 earnings call. Consider including a more detailed discussion of these plans in your overview section in future filings. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

Results of Operations

Revenues, page 29

2.   We note your statement that a substantial majority of your growth comes from new customers. Please tell us what consideration you have given to quantifying the number of new and existing customers and to quantifying any increases in revenue attributable to new versus existing customers. In this regard, we note that you provided quantitative disclosure in prior years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant